Exhibit 99.2

Date: March 21, 2014	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CONTINENTAL ENERGY CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 17, 2014
Record Date for Voting (if applicable) :	April 17, 2014
Beneficial Ownership Determination Date :	April 17, 2014
Meeting Date :	May 23, 2014
Computershare
Meeting Location (if available) :	3rd Floor Boardroom
510 Burrard St.
Vancouver, B.C.
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	210909107	CA2109091074

Sincerely,

Computershare
Agent for CONTINENTAL ENERGY CORPORATION